ELLENOFF GROSSMAN & SCHOLE LLP
ATTORNEYS AT LAW
150 EAST 42ND STREET, 11TH FLOOR
NEW YORK, NEW YORK 10017
TELEPHONE: (212) 370-1300    FACSIMILE: (212) 370-7889
www.egsllp.com

VIA EDGAR TRANSMISSION

January 15, 2010

Mr. William H. Thompson
Accounting Branch Chief
Division of Corporation Finance
Mail Stop 3561
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	SOKO Fitness & Spa Group, Inc.
Item 4.01 Form 8-K Filed January 14, 2010
File No. 333-132429

Dear Mr. Thompson:

On behalf of SOKO Fitness & Spa Group, Inc. (the “Company”), we are responding to the comments received from your office by letter dated January 15, 2010 with respect to the above referenced Current Report on Form 8-K (the “Form 8-K”) which the Company filed on January 14, 2010.

For your convenience, we have repeated your below comments in bold and have followed each comment with the Company’s response.

Item 4.01  8-K Filed January 14, 2010

1.
Please revise your disclosure in the third paragraph to state whether BJL’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles. Refer to paragraph (a)(l)(ii) of Item 304 of Regulation S-K.

In response to the Staff’s comment, the Company has revised its disclosures that appeared in the Form 8-K and, accordingly, has filed a Current Report on Form 8-K/A (the “Form 8-K/A”) on January 15, 2010 to state that the reports of BJL on the Company’s consolidated financial statements for fiscal years ended May 31, 2008 and May 31, 2009 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

2.
Please note that you are required to file an updated letter from your former accountant as an exhibit to any amendment filed in response to our comments. Refer to Item 304(a)(3) and 601(b)(16) of Regulation S-K.  Please include the name of the independent registered public accounting firm under the conformed signature.

Mr. William H. Thompson
January 15, 2010

The Company has filed an updated letter, dated January 15, 2010, from BJL to the Securities and Exchange Commission as Exhibit 16.1 to the Form 8-K/A in response to the Staff’s comment.

If you or others have any questions or would like additional information, please contact the undersigned or my partner Barry I. Grossman at (212) 370-1300.  Thank you for your attention to this matter.

Very truly yours,

/s/ Lawrence A. Rosenbloom

Lawrence A. Rosenbloom

cc:           Mr. Tong Liu, Chief Executive Officer
Bagell, Josephs, Levine & Company, LLC